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                                                                 Exhibit (a)(13)


          AMSTED REJECTS VARLEN'S UNREASONABLE CONDITIONS PROVISIONS
                WOULD INHIBIT TRANSACTION FOR AT LEAST 90 DAYS


     CHICAGO, June 18, 1999 -- AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, said today in a letter to Varlen Corporation's (Nasdaq: VRLN) President and Chief Executive Officer, Raymond A. Jean, that it cannot agree to unreasonable conditions set forth by Varlen's advisors in a proposed confidentiality and stand-still agreement.

     Varlen's advisors have refused to provide AMSTED access to due diligence information unless it executes an agreement containing a 90-day stand-still provision. This provision would inhibit AMSTED from consummating the transaction with Varlen for at least 90 days.

     "These unnecessary restrictions would prohibit this transaction from moving forward," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Officer. "Varlen has effectively excluded AMSTED from its review of strategic alternatives, which we do not believe is in Varlen's shareholders' best interests considering the significant value we're offering and no viable alternative to our proposal has materialized."

     In the letter delivered today to Varlen's President and CEO, AMSTED provided reasons why its all-cash tender offer of $35 per share is fair and fully priced. Among those reasons were the following:

     -- The all-cash, fully financed offer represents a 35% premium over Varlen's closing price on the day prior to the public announcement, a 50% premium over the 60-day per-share average price and a 55% premium over the two-year per-share average price prior to the announcement.

     -- The offer recognizes that the industries in which Varlen's businesses compete are highly cyclical and at their peaks, based on industry forecasts.

     -- The offer also takes into account environmental liabilities disclosed in Varlen's public filings.

     -- The offer provides a considerable premium to the trading multiples of comparable companies in the industry and is double the multiple paid last month for Johnstown America Industries Inc.'s freight car operations.
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     Mr. Goetschel concluded, "If Varlen has information that would justify a higher price, then we believe that it would be in the best interest of the company's shareholders to allow us to review it."

     Varlen Corporation, which is based in Naperville, Illinois, is a manufacturer of precision-engineered transportation products for the railroad, heavy-duty truck and automotive industries.

     AMSTED Industries Incorporated, which is based in Chicago, is the leading manufacturer of quality precision products for the railroad, construction and building industries. The Company manufactures its products in 32 plants worldwide and is one of the largest employee-owned companies in the country.